# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lee Enterprises, Incorporated, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.88% of the class)
  Comment: Revocable Trust, of which Jerrilyn M. Hoffmann is the sole Trustee.
  
  This Amendment No. 8 relates to the shares of common stock, $.01 par value, of Lee Enterprises, Incorporated, a Delaware corporation (the "Issuer" or the "Company") and amends the initial statement on Schedule 13D filed by the Reporting Persons on Schedule 13D on October 17, 2024, as amended by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on October 31, 2024, Amendment No. 3 filed on November 14, 2024, Amendment No. 4 filed on December 16, 2024, Amendment No. 5 filed on March 31, 2025, Amendment No. 6 filed on July 21, 2025, and Amendment No. 7 filed on October 15, 2025 (collectively, the "Amended Statement"). Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Statement and unless amended and restated hereby, all information in the Amended Statement remains in effect.
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 618,900 (9.88% of the class)
- David Hoffmann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 618,900 (100% of the class); the aggregate amount excludes certain shares
  Comment: Mr. Hoffmann is the spouse of Ms. Hoffmann, the Trust's sole trustee.

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $.01 Par Value Per Share
Name of issuer: Lee Enterprises, Incorporated
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001(the "Trust");

Jerrilyn M. Hoffmann ("Ms. Hoffmann")

David Hoffmann ("Mr. Hoffmann")

The Trust, Ms. Hoffmann, and Mr.Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor. Mr. Hoffmann is the spouse of Ms. Hoffmann and is the founder and chairman of the Hoffmann Family of Companies.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding no Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America. Mr. Hoffmann is a citizen of the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $9,027,346 to purchase the shares of Common Stock reported as beneficially owned in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 8 to add David Hoffmann as a "Reporting Person" and to provide an update as to its intentions with respect to the Company. Item 4 of the Amended Statement is hereby amended and restated in its entirety as follows:

Stock Purchase Agreement

On December 30, 2025, the Company entered into a stock purchase agreement (the "Purchase Agreement") with David Hoffmann (the "Anchor Investor") and certain additional investors (the "Additional Investors" and, together with the Anchor Investor, the "Investors"), pursuant to which the Company agreed to issue and sell to the Investors in a private placement (the "Private Placement") an aggregate of 15,384,615 shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"), at a purchase price of $3.25 per share. The aggregate gross proceeds from the Private Placement are expected to be approximately $50.0 million, before deducting offering expenses. The Company expects to use the net proceeds for working capital and for other general corporate purposes.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to hold a special meeting of stockholders (the "Special Meeting") as promptly as reasonably practicable to obtain stockholder approval of (i) the proposed issuance of the Shares in the Private Placement for the purposes of Nasdaq Listing Rule 5635(b) and 5635(d) and (ii) a proposal to amend the Company's amended and restated certificate of incorporation (the "Charter Amendment") to increase the number of shares of Common Stock authorized for issuance from 12,000,000 shares to 40,000,000 shares (such proposals, the "Transaction Proposals" and the approval thereof, the "Stockholder Approval"). The Private Placement is expected to close (the "Closing") in the first quarter of 2026, following the receipt of Stockholder Approval.

The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors. The Investors have also agreed to a lock-up with respect to the Shares for a period of 180 days and standstill period of twelve months, subject to certain exceptions. With respect to the standstill, certain Investors are each able to purchase up to 600,000 shares of Common Stock during the standstill period.

Pursuant to the Purchase Agreement, upon the Closing, the size of the board of directors of the Company is expected to be automatically increased from nine to ten members. Following such increase, the Anchor Investor will have the right to designate for nomination or otherwise appoint one individual (the "Anchor Designee Director") to serve on the Company's board of directors. The Anchor Investor is expected to be the Anchor Designee Director and is expected to be appointed as the Chairperson of the board of directors. In addition, one individual who is mutually agreeable to the Anchor Investor and the Company is expected to be designated for nomination or otherwise appointed to serve on the Company's board of directors.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and in reliance on similar exemptions under applicable state laws. The Company is relying on this exemption from registration based in part on representations made by the Investors. At the time of issuance, the Shares will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the "SEC") or an applicable exemption from the registration requirements.

The Closing is subject to certain closing conditions, including but not limited to: (i) the absence of any injunction or order preventing the Private Placement and the other transactions and actions contemplated by the Purchase Agreement; (ii) the receipt of Stockholder Approval; (iii) the effectiveness of the Charter Amendment; (iv) the approval for listing of the Shares by the Nasdaq Global Select Market; (v) the execution and delivery of the Registration Rights Agreement (as defined below); and (vi) the effectiveness of the Credit Agreement Amendment (as defined below) which was executed concurrently with the Purchase Agreement.

The Purchase Agreement may be terminated under certain circumstances prior to the Closing, including, but not limited to: (i) by mutual written agreement of the Company and the Anchor Investor, (ii) by the Company or the Anchor Investor upon a material and uncured breach; (iii) by the Company, at its option, upon receipt of a Superior Proposal (as defined in the Purchase Agreement), compliance with the Anchor Investor's matching rights and payment to the Anchor Investor a termination fee of $2.5 million; (iv) by the Company or the Anchor Investor upon the failure of the other party to consummate the Private Placement within three business days of the satisfaction or waiver of all conditions to Closing; and (v) by the Company or the Anchor Investor if the Closing has not occurred by April 30, 2026.

The Company has also agreed to reimburse the Anchor Investor for up to $2.0 million in expenses. At the Anchor Investor's option, the Anchor Investor's expenses may be reimbursed in shares of Common Stock at a price of $3.25 per share.

The Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. Accordingly, the representations and warranties in the Purchase Agreement should not be relied upon as characterizations of the actual state of facts about the Company or the Investors.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Amended Statement as Exhibit 99.1.

Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement, at or prior to the Closing, the Company and the Investors will enter into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company will agree to provide certain customary registration rights, including the registration of the Shares for resale. The Company is required to use commercially reasonable efforts to file a registration statement with the SEC covering the resale by the Investors of their Shares within 60 days following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is attached to this Amended Statement as Exhibit 99.2.

Voting Agreements

Concurrently with the execution of the Purchase Agreement, each Investor and each member of the board of directors of the Company entered into a voting agreement (collectively, the "Voting Agreements"), providing among other things, that such directors and investors will vote all of their shares of Common Stock, among other things: (i) in favor of each Transaction Proposal and (ii) in favor of the approval of any proposal to adjourn or postpone the Special Meeting to a later date if there are not sufficient votes present for there to be a quorum or for the adoption of the Private Placement on the date on which such meeting is held, or if the Company proposes or requests such adjournment or proposal, in each case, in accordance with the Purchase Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualifed in its entirety by reference to the full text of the Voting Agreements, the form of which is attached to this Amended Statement as Exhibit 99.3.

Executive Retirement and Transition Agreement

Concurrently with the execution of the Purchase Agreement, Kevin Mowbray, the Company's President and Chief Executive Officer, entered into an agreement with the Company (the "Retirement and Transition Agreement") which sets forth the terms of Mr. Mowbray's voluntary retirement from his positions at Company and its subsidiaries and affiliates, which resignation is expected to become effective immediately prior to the Closing. Pursuant to the Executive Retirement and Transition Agreement, the Company has agreed to pay (i) a severance payment to Mr. Mowbray of $1,500,000 payable in thirty-six installments and (ii) COBRA medical premiums for a period of 18 months for Mr. Mowbray and his spouse. In addition, Mr. Mowbray agreed to provide consultation, advice and assistance in the transition and operation of the Company's business as reasonably requested by the Company through May 31, 2026. The Retirement and Transition Agreement also includes standard indemnification, non-competition and non-solicitation provisions.

The foregoing descripiton of the Retirement and Transition Agreement does not purport to be complete and is qualifed in its entirety by refernet to the full text of the Retirement and Transition Agreement, a copy of which is attached to this Amended Statement as Exhibit 99.4.

In connection with the Closing and the planned retirement of the Chief Executive Officer, Nathan Bekke, the Company's current Chief Operating Officer, is expected to step into the role of Interim Chief Executive Officer.

Credit Agreement Amendment

Concurrently with the execution of the Purchase Agreement, the Company entered into the Second Amendment to Credit Agreement (the "Credit Agreement Amendment"), which amended the Company's existing Credit Agreement, dated January 29, 2020 (as amended by that Waiver and Amendment dated May 1, 2025), with BH Finance LLC (the "Lender"). The amendments set forth in the Credit Agreement Amendment are conditioned upon, and will become operative only upon, the Company's receipt of the proceeds of the Private Placement at the Closing. Pursuant to the Credit Agreement Amendment, and effective upon the Closing, among other things, the parties agreed to: (i) for a period of five years following the Closing, reduce the applicable margin on the Company's 25-year term loan from 9.00% to 5.00% (the "Interest Rate Reduction"), (ii) amend the definition of "Change of Control" to exclude the beneficial ownership of the Investors and their Affiliates and (iii) for a period of five years following the Closing, amend the definition of "Excess Cash Flow" such that the minimum amount of cash-on hand held by the Company before being deemed Excess Cash Flow would be equal to $64.0 million. If the Closing occurs, the Interest Rate Reduction is expected to result in interest savings of approximately $18 million annually and up to $90 million over the five-year period.

The foregoing description of the Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement Amendment, a copy of which is attached to this Amended Statement as Exhibit 99.5.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the completion of the transaction described above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, price levels of the Issuer's common stock, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in public market or privately negotiated transactions (to the extent permissible under the terms of the Purchase Agreement) and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on December 30, 2025, the Reporting Persons beneficially owned 618,900 shares of Common Stock, representing approximately 9.88% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,261,825 shares of Common Stock outstanding as of Octoer 31, 2025, as reported in the Form 10-K for the fiscal year ended September 28, 2025, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 618,900
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days or since the filing on the Schedule 13D Amendment No. 7, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Stock Purchase Agreement dated as of December 30, 2025, by and among the Company, David Hoffmann, and the Additional Investors party thereto

Exhibit 99.2 - Form of Registration Rights Agreement

Exhibit 99.3 - Form of Voting Agreement

Exhibit 99.4 - Executive Retirement and Transition Agreement dated as of December 30, 2025, by and between the Company and Kevin Mowbray.

Exhibit 99.5 - Second Amendment to Credit Agreement dated as of December 30, 2025, by and between the Company and BH Finance LLC

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (12/31/2025)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (12/31/2025)
- David Hoffmann: /s/ David Hoffmann, David Hoffmann (12/31/2025)